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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___ No   X
                  ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

     1. Announcement of Scottish Power plc, dated July 26, 2002, regarding Annual General Meeting statement.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               /s/ Scottish Power plc
                                               ----------------------------
                                                     (Registrant)

Date July  26, 2002                        By: /s/ Alan McCulloch
     ----------------------                    ----------------------------
                                               Alan McCulloch
                                               Assistant Company Secretary

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                      Scottish Power plc ("ScottishPower")

                                  AGM Statement


At today's Annual General Meeting, Ian Russell, Chief Executive, gave an overview of the results for the year to 31 March 2002 together with an overview of ScottishPower's results for the quarter ended 30 June 2002 which were announced on 25 July 2002.

He also commented that trading remains in line with expectations.

Further Information:

Andrew Jamieson Head of Investor Relations 0141 636 4527

Colin McSeveny Group Media Relations Manager 0141 636 4515